SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X             Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated December 9, 2004, regarding the signing of a strategic partnership agreement between the Registrant and Shanghai Fangtek.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing
International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	Chairman of the Board, President and
Chief Executive Officer

Date: December 16, 2004

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated December 9, 2004, regarding the signing of a strategic partnership agreement between the Registrant and Shanghai Fangtek.

Exhibit 99.1

Shanghai Fangtek and SMIC Sign a Strategic Partnership Agreement

(Shanghai, China, December 9, 2004)

Shanghai Fangtek Electronics Co., Ltd and Semiconductor Manufacturing International Corporation (SMIC; NYSE: SMI and HKSE: 981) announced the two companies have signed a strategic partnership agreement to officially mark their business collaboration. In a signing ceremony held earlier today, audio processor chips and other products that were designed by Shanghai Fangtek and manufactured by SMIC were displayed. Following the ceremony, Shanghai Fangtek placed a purchase order with SMIC to manufacture more wafer products.

According to the strategic partnership agreement, Shanghai Fangtek and SMIC will further strengthen their cooperation in chip design and manufacturing. As a foundry partner, SMIC will continue to provide advanced wafer manufacturing solutions to Shanghai Fangtek, while Shanghai Fangtek will continue to benefit from SMIC’s short cycle times and technological support.

“We are pleased to partner with SMIC, which has advanced manufacturing capabilities and short cycle times that enable us to meet the demanding market needs. Furthermore, this strategic partnership agreement allows us to focus on chip design and entrust the manufacturing details to our foundry partner, SMIC. We expect SMIC to become one of our most trusted partners,” Dr. Shen Fang, CEO of Shanghai Fangtek. “Shanghai Fangtek will rely on SMIC’s excellent manufacturing platform to further elevate IC design standards and provide first-class services to customers worldwide.”

“As a rising star of China’s IC design industry, Shanghai Fangtek’s mobile audio and multimedia processing applications have already successfully penetrated the market,” said Dr Ning Hsieh, Vice President of Marketing and Sales of SMIC. “SMIC will continue to support China’ IC design companies by providing advanced technology and manufacturing solutions along with comprehensive customer services to meet the ever changing market demands. We look forward to engaging more IC design companies, such as Fangtek, in successful partnerships with SMIC. “

Shanghai Fangtek is a domestic IC design company led by a group of senior technical managers with more than 20 years of international experience in the digital and mixed-signal IC design field. Currently, Shanghai Fangtek designs multimedia chips that meets the diverse needs of the newest generation of mobile communication products. Relying on its strong technology capabilities, Shanghai Fangtek has developed four series of multimedia chips that are in volume production at SMIC and available to the market worldwide. In July 2004, Shanghai Fangtek introduced the world’s first integrated multimedia processor, which combines the functions of ADPCM, MIDI, MP3, and surround sound on a single chip. With its multi-faceted functions and strong performance, this processor has been well received by the market since its debut.

SMIC has 5 fabs in Shanghai, Tianjin, and Beijing that provide various technologies and manufacturing capabilities from 0.35-micron to 0.13-micron and finer line technologies for global IDMs and fabless design companies.

The partnership between Shanghai Fangtek, a new generation technology leader, and SMIC, the largest foundry in China, signifies a milestone for the China IC industry as it enters a new phase of advanced design and manufacturing development.

About Shanghai Fangtek

Shanghai Fangtek Electronics Co., Ltd. was established in April, 2003 with headquarters located in Shanghai’s Zhangjiang Hi-Tech Park. Shanghai Fangtek is a leading provider of highly integrated circuit (IC) solutions for data communication, wireless, voice processing, audio processing and image processing applications. Combining proprietary mixed-signal processing and digital signal processing technologies and advanced design methodologies, Shanghai Fangtek designs, develops and supplies complete system-on-chip ICs and related hardware and software applications to provide high quality solutions that enable customers to cut time-to-market in a cost-effective manner. For more information, please visit Shanghai Fangtek’s website at: http://www.fangtek.com.cn

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 0.13-micron and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In addition, SMIC recently commenced pilot production at its 12-inch wafer fabrication facility in Beijing. SMIC maintains customer service and marketing offices in the U.S., Europe, and Japan. As part of its dedication towards providing high-quality services, SMIC strives to comply with or exceed international standards and has achieved ISO9001, ISO/TS16949, OHSAS18001, and ISO14001 certifications. For more information, please visit http://www.smics.com/